

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to



Commission file number 001-16129

A. Full title of the plan and the address of the plan,

TRS 401(k) Retirement Plan
One Enterprise Drive
Aliso Viejo, California 92656
Attention: Plan Administrative Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION
One Enterprise Drive
Aliso Viejo, California 92656



REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a) Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedule, in lieu of the requirements of Items 1 to 3 above.

(b) Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2005

TRS 401(k) Retirement Plan

By: 

Joseph Deacon
Secretary, Plan Administrative Committee

Audited Financial Statements
and Supplemental Schedule

TRS 401(k) Retirement Plan

Years ended December 31, 2004 and 2003
with Report of Independent Registered Public
Accounting Firm

TRS 401(k) Retirement Plan

Index to Audited Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The Administrative Committee
TRS 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TRS 401(k) Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Irvine, California
June 23, 2005

TRS 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2004	2003
Assets		
Investments, at fair value:		
Investments in Master Trust Accounts	**$15,926,666**	$14,967,039
Fluor Common Stock Fund	**1,575,284**	1,140,805
Index funds	**925,819**	648,786
Mutual Fund Window	**790,485**	496,987
Short Term Investment Fund	**68,054**	161,839
Loans to participants	**221,371**	221,398
Total investments	**19,507,679**	17,636,854
Receivables:		
Contributions receivable	**32,441**	—
Interest and dividends receivable	**398**	4,921
Asset transfer from other plans	**29,237**	—
Total receivables	**62,076**	4,921
Total assets	**19,569,755**	17,641,775
Liabilities		
Accrued expenses	**2,493**	26,347
Total liabilities	**2,493**	26,347
Net assets available for benefits	**$19,567,262**	$17,615,428

See accompanying notes.

TRS 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,	
	2004	2003
Additions (deductions) in net assets:		
Contributions:		
Participants	**$1,638,424**	$ 610,660
Fluor Corporation	**43,779**	2,093
Rollover	**23,427**	98,457
Total contributions	**1,705,630**	711,210
Net investment income:		
Share in net investment income of Master Trust Accounts	**1,188,392**	1,562,092
Interest and dividends	**17,527**	44,548
Other income	**15,886**	—
Net appreciation of:		
Fluor Common Stock Fund	**446,721**	428,843
Massey Energy Company Common Stock Fund	**—**	95,347
Index funds	**82,798**	131,122
Mutual Fund Window	**96,016**	172,792
Other	**7,075**	—
Net investment income	**1,854,415**	2,434,744
Benefits, terminations and withdrawals	**(3,385,868)**	(3,882,591)
Administrative expenses	**(42,429)**	(97,877)
Asset transfers from other plans, net	**1,820,086**	4,976,081
Increase in net assets available for benefits	**1,951,834**	4,141,567
Net assets available for benefits:		
Beginning of year	**17,615,428**	13,473,861
End of year	**$19,567,262**	$17,615,428

See accompanying notes.

1. Description of the Plan

The TRS 401(k) Retirement Plan (the Plan) was established on September 1, 1991 by Total Recruiting Services, Inc. (TRS or the Company) as a contributory defined contribution plan. TRS is a wholly-owned subsidiary of Fluor Enterprises, Inc. which is a wholly-owned subsidiary of Fluor Corporation (Fluor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2004, the TRS Salaried Employees' 401(k) Retirement Plan merged into the Plan.

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions, Eligibility, and Vesting

Prior to July 1, 2000, employees were eligible to participate in the Plan after six months of service with the Company. Effective July 1, 2000, employees are eligible to participate following the completion of an hour of service with the Company or subsidiary. If a terminated employee is reemployed by the Company, such employee is immediately eligible to participate in the Plan upon reemployment, provided such person was an eligible employee at the date of termination.

Eligible participants may elect to contribute to the trust created under the Plan (the Trust) amounts ranging from 1 percent to 20 percent of their compensation, as defined. However, the maximum monthly contribution percentage may be decreased for highly compensated employees.

Participants may change their contribution percentages; such contribution percentage changes shall become effective not later than the second payroll period following receipt of the change request by the recordkeeper.

Participants employed on certain projects receive an annual employer contribution at a rate determined annually by the Company. There is no guaranteed minimum for employer contributions. Employer contributions are designated to employee selected funds. For the years ended December 31, 2004 and 2003, the Company matched salaried employee contributions up to a maximum of 4 percent of eligible compensation for participants employed on certain projects.

Participants are fully vested at all times in all contributions and earnings thereon.

1. Description of the Plan (continued)

Income Tax Status

The Internal Revenue Service has issued a determination letter dated September 9, 2003, stating that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and that the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

Investments

The Plan's investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). Through October 31, 2003, the Plan's investments were governed by a trust agreement with Bankers Trust Company of California, N.A., a subsidiary of Deutsche Bank (the former Trustee). Effective November 1, 2003, the Plan's investments are governed by a trust agreement with The Northern Trust Company (the Trustee). The Plan's commingled investments are held by the Trustee in the following different accounts (Master Trust Accounts):

- Intermediate Term Bond Account – Invested primarily in obligations issued or guaranteed by the federal government or a state, local, or foreign government; commingled pension investment funds; domestic and foreign corporate bonds and debentures; corporate equity securities; and commingled short-term investment funds.

- U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds, and commingled short-term investment funds.

- Short Term Bond Account – Invested primarily in corporate and government obligations, commingled pension investment funds, guaranteed investment contracts issued by insurance companies, and commingled short-term investment funds.

1. Description of the Plan (continued)

Investments (continued)

- Alternative Investments Account – Invested primarily in limited partnerships investing in private placements, commingled pension investment funds, mortgage notes receivable, investment properties, and commingled short-term investment funds.
- Non-U.S. Equity Account – Invested primarily in corporate equity securities of foreign corporations, commingled pension investment funds, foreign currency exchange contracts, and commingled short-term investment funds.
- Small Cap U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds, and commingled short-term investment funds.
- Money Market Account – Invested primarily in commingled short-term investment funds.

All of the Plan's investments, except for participant loans, are commingled with the investments of other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates. These commingled investments, which may include cash for pending transactions, are held in trust by the Trustee and consist of an allocated portion of the following: Master Trust Accounts; Fluor common stock; Massey Energy Company (Massey Energy) common stock (eliminated June 30, 2003); index funds including Lehman Aggregate Index, S&P 500 Index, EAFE Index (eliminated June 30, 2003), and Russell 2000 Index (eliminated June 30, 2003); the Mutual Fund Window, which is a system mechanism to access various selected mutual funds; and the Trustee's Short Term Investment Fund, which is an interest-bearing cash clearing account for all investment and Plan related transactions.

Participants designate their contributions for investment in one or more of the following investment funds maintained by the Plan: Intermediate Term Bond Fund, U.S. Equity Fund, Short Term Bond Fund, Non-U.S. Equity Fund, Small Cap U.S. Equity Fund, Money Market Fund, Balanced Fund Moderate, Balanced Fund Growth, Balanced Fund Conservative, Fluor Common Stock Fund, Lehman Aggregate Index Fund, S&P 500 Index Fund, EAFE Index Fund (eliminated June 30, 2003), Russell 2000 Index Fund (eliminated June 30, 2003), and the Mutual Fund Window.

1. Description of the Plan (continued)

Investments (continued)

The Intermediate Term Bond Fund participates in the Intermediate Term Bond Account. The U.S. Equity Fund participates in the U.S. Equity Account. The Short Term Bond Fund participates in the Short Term Bond Account. The Non-U.S. Equity Fund participates in the Non-U.S. Equity Account. The Small Cap U.S. Equity Fund participates in the Small Cap U.S. Equity Account. The Money Market Fund participates in the Money Market Account. The Balanced Fund Moderate participates in all of the Master Trust Accounts except for the Money Market Account. The Balanced Fund Growth participates in all of the Master Trust Accounts except for the Short Term Bond Account and the Money Market Account. The Balanced Fund Conservative participates in all of the Master Trust Accounts except for the Alternative Investments Account. The Fluor Common Stock Fund invests in Fluor common stock. The Massey Energy Common Stock Fund (eliminated June 30, 2003) invested in Massey Energy common stock. The Lehman Aggregate Index Fund invested in Deutsche Bank's Lehman Aggregate Index Fund until January 31, 2003 and invests in The Northern Trust Company's Lehman Aggregate Index Fund effective January 31, 2003. The S&P 500 Index Fund invested in Deutsche Bank's S&P 500 Index Fund until January 31, 2003 and invests in The Northern Trust Company's S&P 500 Index Fund effective January 31, 2003. The EAFE Index Fund (eliminated June 30, 2003) invested in Deutsche Bank's EAFE Index Fund. The Russell 2000 Index Fund (eliminated June 30, 2003) invested in Deutsche Bank's Russell 2000 Index Fund. The Mutual Fund Window invests in various selected mutual funds.

An individual account is maintained for each participant in each designated Fund. Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each Fund. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment Fund to any other investment Fund on a daily basis. However, participants can transfer a portion or all of the balance in their accounts into the Fluor Common Stock Fund only once per calendar month.

Distributions and Withdrawals

No current income tax liability accrues to Plan participants in connection with the Company's contribution to the Plan, or from interest, dividends, and capital gains realized by the Plan. Amounts distributed to the participants are taxable in accordance with Internal Revenue Code rules governing distributions.

1. Description of the Plan (continued)

Distributions and Withdrawals (continued)

Upon retirement, as defined, death or total and permanent disability prior to retirement, or upon reaching age 59-1/2, participants may elect to receive a distribution of all or a part of the balance in their accounts in a lump sum. Participants in the Fluor Common Stock Fund may request Fluor common stock shares. The value of the common stock to be distributed shall be determined by reference to its value in the Fluor Common Stock Fund as of the valuation date coinciding with or following the next date on which such participant retires. The participant may also receive their distribution in the form of a deferred payout over a period not to exceed ten years. Participants who terminate employment with the Company prior to reaching normal retirement age may withdraw all or a part of their account balance at any time. Plan participants whose interest in the Plan is in excess of $5,000, and who terminate employment with TRS, may leave the balance in their account invested in the Plan until age 70-1/2.

Effective July 1, 2001, the Plan allows participants to borrow up to one-half of their account balance, not to exceed $50,000. Such loans bear interest at the prime rate and are payable through monthly installments for up to a 15-year period for a primary residence loan or a five-year period for all other loans.

Other Provisions

Participants may contribute funds into the Plan which were received from a previous employer's qualified retirement plan (rollover contribution).

If an employee transfers to or from another wholly-owned subsidiary of Fluor that does not participate in the Plan, the participant's entire account balance may be transferred to or from the other Fluor Plan.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value as follows:

> Investments in marketable securities, including Fluor common stock, are valued at the last reported sale price on the last business day of the plan year. Securities not traded on the last business day are valued at the last reported bid price. Guaranteed investment contracts are valued at fair value using current discount rates. Investments in commingled pension investment funds are valued by the respective fund managers and are reflected at amounts that would be realized upon redemption of the interests in such investment funds.
>
> Investments in limited partnerships are stated at estimated market values as determined in good faith by the general partner. Investments in real estate are valued based upon independent appraisals. Investments in mortgage notes and certain interest-bearing securities are carried at estimated values determined by the Trustee based on current market interest rates or discounted estimated cash flows. Because of the inherent uncertainty of valuation in the absence of readily ascertainable market values, estimated market values of investments in limited partnerships, investments in real estate, and mortgage notes may differ significantly from what their values would have been had a ready market for such investments existed.
>
> Derivative instruments and embedded derivatives are recorded at their fair values with changes in fair value reported in the statement of changes in net assets available for benefits in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133).
>
> Participant loans and short-term investments are valued at cost which approximates fair value. The Trustee's Short Term Investment Fund may be converted to cash upon demand. Such funds earn interest income.

Net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the day.

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, plan participants and accrues the related employer matching contribution, if any. Contributions are funded following the payroll pay date.

Earnings Allocation

Net investment income (loss) of each Fund is allocated daily to the individual participants' accounts with all funds being unitized. Earnings are allocated at the unit level.

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Administration of the Plan

The Plan is managed by Fluor's Administrative and Investment Committees. The Administrative Committee interprets the Plan's documents and administers the Plan. The Investment Committee establishes investment policies and objectives including the Master Trust Accounts' portfolio diversification and risk concentration. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee's guidelines.

The Plan is exposed to credit loss on directly and indirectly owned investments and such credit loss generally is limited to the carrying value of the investments. The Plan's concentrations of credit risk are dictated by the Plan's provisions as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any Master Trust Account at December 31, 2004.

The Master Trust Agreement requires that the Trustee hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Administrative Committee, the Investment Committee or their designees.

A Fluor subsidiary charged the Plan for certain administrative expenses aggregating $8,000 and $51,000 for the years ended December 31, 2004 and 2003, respectively.

4. Master Trust Accounts

Assets

The fair value of the commingled investments of all participating Plans in the Master Trust Accounts at December 31, 2004 and 2003 are summarized as follows:

(In thousands)	**2004**	2003
Intermediate Term Bond Account		
Government securities	**$219,921**	$205,672
Securities lending collateral	**160,633**	88,575
Bonds and notes	**134,085**	141,127
Commingled pension investment funds	**64,711**	30,966
Commingled short-term investment funds	**8,187**	32,736
Foreign currency and cash	**6,580**	5,306
Investment income receivable, net	**2,734**	2,254
Corporate equity securities	**1,369**	2,084
Foreign currency exchange contracts	**(67)**	—
Due to brokers for securities purchased, net	**(189)**	(39,288)
Obligation to return collateral	**(160,633)**	(88,575)
	$437,331	$380,857
U.S. Equity Account		
Corporate equity securities	**$391,346**	$486,721
Commingled pension investment funds	**348,674**	216,021
Securities lending collateral	**65,624**	15,174
Commingled short-term investment funds	**1,306**	7,011
Investment income receivable, net	**238**	404
Due to brokers for securities purchased, net	**(720)**	(749)
Obligation to return collateral	**(65,624)**	(15,174)
	$740,844	$709,408

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	**2004**	2003
Short Term Bond Account		
Government securities	**$ 82,507**	$107,508
Securities lending collateral	**62,602**	90,008
Bonds and notes	**50,110**	39,540
Commingled pension investment funds	**4,349**	11,584
Commingled short-term investment funds	**3,275**	5,805
Guaranteed investment contracts	**2,338**	4,595
Investment income receivable, net	**802**	1,100
Due to brokers for securities purchased, net	**(160)**	(82)
Obligation to return collateral	**(62,602)**	(90,008)
	$143,221	$170,050
Alternative Investments Account		
Interests in limited partnerships	**$ 37,078**	$ 42,310
Commingled short-term investment funds	**540**	1,251
Commingled pension investment funds	**368**	841
Investment income receivable, net	**1**	1
Cash	**—**	18
Due to brokers for securities purchased, net	**—**	(12)
	$ 37,987	$ 44,409
Non-U.S. Equity Account		
Commingled pension investment funds	**$134,749**	$134,041
Corporate equity securities	**100,805**	59,579
Securities lending collateral	**11,588**	7,033
Foreign currency and cash	**1,709**	194
Investment income receivable, net	**219**	89
Commingled short-term investment funds	**19**	2,135
Foreign currency exchange contracts	**1**	2
Due to brokers for securities purchased, net	**(518)**	(413)
Obligation to return collateral	**(11,588)**	(7,033)
	$236,984	$195,627

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	**2004**	2003
Small Cap U.S. Equity Account		
Corporate equity securities	**$121,098**	$105,244
Commingled pension investment funds	**103,054**	102,129
Securities lending collateral	**28,326**	17,649
Commingled short-term investment funds	**3,993**	1,521
Investment income receivable	**61**	29
Due (to) from brokers for securities (purchased) sold, net	**(306)**	149
Obligation to return collateral	**(28,326)**	(17,649)
	$227,900	$209,072
Money Market Account		
Commingled short-term investment funds	**$253,388**	$260,663
Interest receivable	**425**	213
Due to brokers for securities purchased, net	**—**	(3)
	$253,813	$260,873

4. Master Trust Accounts (continued)

Assets (continued)

As a result of having investments denominated in foreign currencies, the Intermediate Term Bond Account and Non-U.S. Equity Account are subject to the effect of foreign exchange rate fluctuations. These accounts may purchase foreign currency forward contracts with maturities of less than six months to manage their exposure from market fluctuations impacting the various currencies in which investments are denominated. These contracts represent commitments to either purchase or sell a variety of foreign currencies, at specified prices and various dates. Open positions are generally closed prior to settlement, limiting cash requirements to the change in value of the underlying currencies. Foreign currency forward contracts are valued at the difference in the U.S. dollar value of such contracts translated at the original contract rate versus the forward rate on the last business day of the plan year, with changes in fair market values reflected directly in net investment income. The Intermediate Term Bond and Non-U.S. Equity Accounts are subject to credit loss in the event of nonperformance by counterparties (generally AA rated international banks) to the foreign currency forward contracts. The Investment Committee does not anticipate nonperformance by any of these counterparties. The following is a summary of the aggregate notional amounts and fair values of open foreign currency purchase and sale positions held at December 31, 2004 and 2003 (in thousands of U.S. dollars):

	Notional Amount	Fair value
Intermediate Term Bond Account		
2004		
Contracts to sell foreign currencies	**$ 3,188**	**$ (68)**
Contracts to purchase foreign currencies	**1,621**	**1**
Non-U.S. Equity Account		
2004		
Contracts to sell foreign currencies	**$ 255**	**$ (1)**
Contracts to purchase foreign currencies	**405**	**2**
2003		
Contracts to sell foreign currencies	$ 66	$ –
Contracts to purchase foreign currencies	411	2

4. Master Trust Accounts (continued)

Assets (continued)

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock, investment properties, mortgage notes, real estate funds and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are required to return the securities to the Master Trust. All borrowed securities are secured by collateralized assets held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro-rata basis. No such deficiencies were allocated to the Master Trust during the years ended December 31, 2004 and 2003. At December 31, 2004 and 2003, the fair value of securities loaned by the Master Trust approximated $321,803,000 and $213,025,000, respectively. The fair value of cash collateral held by the Master Trust approximated $306,484,000 and $206,845,000, respectively, and the fair value of non-cash collateral held by the Master Trust approximated $22,288,000 and $11,594,000, respectively, at December 31, 2004 and December 31, 2003. Net fees aggregating $398,000 and $435,000 were earned under the lending agreement during the years ended December 31, 2004 and 2003, respectively.

4. Master Trust Accounts (continued)

Assets (continued)

At December 31, 2004 and 2003, the Plan held the following undivided percentage interests in the Master Trust Accounts:

	2004	2003
Intermediate Term Bond Account	**0.51%**	0.48%
U.S. Equity Account	**0.85**	0.76
Short Term Bond Account	**1.70**	1.72
Alternative Investments Account	**0.32**	0.27
Non-U.S. Equity Account	**0.49**	0.44
Small Cap U.S. Equity Account	**0.57**	0.57
Money Market Account	**0.97**	1.01

4. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the years ended December 31, 2004 and 2003 is summarized as follows:

(In thousands)	**2004**	2003
Intermediate Term Bond Account		
Interest	**$11,445**	$ 15,008
Net appreciation including foreign currency translation and transaction gains and losses	**9,696**	12,239
Dividends	**449**	100
Other income	**154**	111
Investment management and administrative expenses	**(1,286)**	(575)
Net investment income	**$20,458**	$ 26,883
U.S. Equity Account		
Net appreciation	**$73,447**	$146,262
Dividends	**5,115**	7,054
Interest	**92**	94
Other income	**53**	71
Investment management and administrative expenses	**(3,420)**	(2,764)
Net investment income	**$75,287**	$150,717
Short Term Bond Account		
Interest	**$ 5,283**	$ 7,908
Other income	**101**	153
Investment management and administrative expenses	**(236)**	(357)
Net depreciation	**(3,042)**	(2,881)
Net investment income	**$ 2,106**	$ 4,823
Alternative Investments Account		
Other income	**$ 5,133**	$ 1,674
Net appreciation (depreciation)	**2,371**	(438)
Interest	**32**	12
Investment management and administrative expenses	**(8)**	(78)
Net investment income	**$ 7,528**	$ 1,170

4. Master Trust Accounts (continued)

Income (continued)

(In thousands)	2004	2003
Non-U.S. Equity Account		
Net appreciation including foreign currency translation and transaction gains and losses	**$36,917**	$46,098
Dividends	**1,630**	1,695
Interest	**30**	14
Other income	**85**	24
Investment management and administrative expenses	**(1,317)**	(1,419)
Net investment income	**$37,345**	$46,412
Small Cap U.S. Equity Account		
Net appreciation	**$28,468**	$57,192
Dividends	**1,085**	454
Interest	**39**	30
Other income	**32**	24
Investment management and administrative expenses	**(787)**	(643)
Net investment income	**$28,837**	$57,057
Money Market Account		
Interest	**$ 3,214**	$ 3,025
Investment management and administrative expenses	**(59)**	(36)
Net investment income	**$ 3,155**	$ 2,989

4. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Intermediate Term Bond Account	**0.52%**	0.48%
U.S. Equity Account	**0.85**	0.78
Short Term Bond Account	**1.65**	1.79
Alternative Investments Account	**0.31**	0.31
Non-U.S. Equity Account	**0.49**	0.44
Small Cap U.S. Equity Account	**0.62**	0.55
Money Market Account	**0.98**	1.08

4. Master Trust Accounts (continued)

Income (continued)

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the years ended December 31, 2004 and 2003 are as follows (including realized gains and losses on investments that were both bought and sold during the respective years):

	Intermediate Term Bond Account	U.S. Equity Account	Short Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account
			(In thousands)			
2004						
Investments at fair value as determined by quoted market price:						
Government securities	$5,500	$ —	$(1,508)	$ —	$ —	$ —
Corporate equity securities	115	31,546	—	—	13,601	15,165
Foreign currency forward contracts	(9)	—	—	—	31	—
Bonds and notes	1,540	—	(1,367)	—	—	(7)
Investments at estimated fair value:						
Commingled pension investment funds	2,550	41,901	(167)	(100)	23,285	13,310
Interest in limited partnerships	—	—	—	2,471	—	—
Total	$9,696	$73,447	$(3,042)	$2,371	$36,917	$28,468

4. Master Trust Accounts (continued)

Income (continued)

	Intermediate Term Bond Account	U.S. Equity Account	Short Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account
			(In thousands)			
2003						
Investments at fair value as determined by quoted market price:						
Government securities	$ (592)	$ —	$(2,131)	$ —	$ —	$ —
Corporate equity securities	31	99,585	—	—	22,362	29,291
Foreign currency forward contracts	(73)	—	—	—	(111)	—
Bonds and notes	11,234	—	(902)	—	—	—
Investments at estimated fair value:						
Commingled pension investment funds	1,639	46,677	152	525	23,847	27,901
Investment properties	—	—	—	(89)	—	—
Interests in limited partnerships	—	—	—	(874)	—	—
Total	$12,239	$146,262	$(2,881)	$(438)	$46,098	$57,192

5. Differences Between Financial Statements and Form 5500:

There was no difference between the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2004. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2003:

Net assets available for benefits per the financial statements	$17,615,428
Amounts merged from another Fluor qualified plan	2,505,892
Net assets available for benefits per the Form 5500	$20,121,320

The 2003 Form 5500 reflects the asset transfer on January 1, 2004 due to the merger of the TRS Salaried Employees' 401(k) Retirement Plan into the Plan.

Supplemental Schedule

TRS 401(k) Retirement Plan

Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue	Description of asset	Cost	Current value
Common Stock			
Fluor Common Stock Fund *	115,139 units	**	$1,575,284
Common Collective Trusts			
The Northern Trust Company Lehman Aggregate Index Fund *	12,339 units	**	151,883
The Northern Trust Company S&P 500 Index Fund *	73,155 units	**	773,936
Interest Bearing Cash Fund			
The Northern Trust Company Short Term Investment Fund *	68,054 shares	**	68,054
Loans			
Loans to Participants *	Interest rates ranging from 4.00% to 9.50%	**	221,371
Mutual Fund Window			
American Investment Co. of America	1,650 shares	**	50,740
Europacific Growth Fund	83 shares	**	2,962
Fidelity Diversified International Fund	490 shares	**	14,034
Fidelity Low Priced Stock Fund	4,829 shares	**	194,372
Fidelity Diversified Growth Fund	2,695 shares	**	76,782

TRS 401(k) Retirement Plan

Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

Identity of issue	Description of asset	Cost	Current value
Morgan Stanley Fund	0 shares	**	$ 3
Neuberger & Berman Equity Trust	1,059 shares	**	45,173
New Perspective FD	989 shares	**	27,414
PIMCO Long Term U.S. Government Fund	3,420 shares	**	37,174
PIMCO FDS PAC Investment Management Services Low Fund	54 shares	**	526
PIMCO FDS PAC Investment Management Services Total Fund	5,271 shares	**	56,243
T. Rowe Price Blue Chip Growth Fund	149 shares	**	4,622
T. Rowe Price International FDS Emerging Market Stock Fund	374 shares	**	7,263
T. Rowe Price Mid-Cap Growth Fund	1,507 shares	**	75,188
T. Rowe Price Mid-Cap Value Fund	2,523 shares	**	57,995
T. Rowe Price Small-Cap Fund	340 shares	**	10,818
Turner Mid-Cap Growth Fund	44 shares	**	1,064
Vanguard Growth Equity Fund	536 shares	**	5,178
Vanguard Explorer Fund	61 shares	**	4,556
Vanguard Windsor II Fund	3,852 shares	**	118,378

* Party-in-interest investment that is not a "prohibited investment" under the Employee Retirement Income Security Act of 1974.

** Cost information is not required for participant-directed investments.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-63872) pertaining to the TRS 401(k) Retirement Plan of Fluor Corporation of our report dated June 23, 2005, with respect to the financial statements and schedule of the TRS 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Irvine, California
June 23, 2005

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm